CUSIP No. G8807B106	13D	Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO.     )1

Theravance Biopharma, Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G8807B106

(CUSIP Number)

Weiss Asset Management LP

c/o Mary Ferruolo

222 Berkeley St., 16th Floor

Boston, MA 02116

(617) 778-7725

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2023**

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

**	Please see Item 5.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8807B106	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS. Weiss Asset Management LP BIP GP LLC WAM GP LLC Andrew M. Weiss Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6

  CITIZENSHIP OR PLACE OF ORGANIZATION

  Weiss Asset Management LP is a Delaware limited partnership.

  BIP GP LLC is a Delaware limited liability company.

  WAM GP LLC is a Delaware limited liability company.

  Andrew M. Weiss is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Weiss Asset Management LP -- 0 shares BIP GP LLC -- 0 shares WAM GP LLC -- 0 shares Andrew M. Weiss -- 0 shares
	8	SHARED VOTING POWER Weiss Asset Management LP -- 7,457,060 ** BIP GP LLC -- 4,628,074** WAM GP LLC -- 7,457,060 ** Andrew M. Weiss -- 7,457,060 **
	9	SOLE DISPOSITIVE POWER Weiss Asset Management LP -- 0 shares BIP GP LLC -- 0 shares WAM GP LLC -- 0 shares Andrew M. Weiss -- 0 shares
	10	SHARED DISPOSITIVE POWER Weiss Asset Management LP -- 7,457,060 ** BIP GP LLC -- 4,628,074** WAM GP LLC -- 7,457,060 ** Andrew M. Weiss -- 7,457,060 **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Weiss Asset Management LP -- 7,457,060 ** BIP GP LLC -- 4,628,074** WAM GP LLC -- 7,457,060 ** Andrew M. Weiss -- 7,457,060 **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Weiss Asset Management LP -- 11.79% ** BIP GP LLC -- 7.32% ** WAM GP LLC -- 11.79% ** Andrew M. Weiss -- 11.79% **
14	TYPE OF REPORTING PERSON Weiss Asset Management LP – IA, PN BIP GP LLC -- HC, OO WAM GP LLC – HC, OO Andrew M. Weiss – HC, IN

**	Please see Item 5.

CUSIP No. G8807B106	13D	Page 3 of 8 Pages

Item 1. Security and Issuer.

This statement relates to certain ordinary shares (the “Shares”) of Theravance Biopharma, Inc. (the “Issuer”), a Cayman Islands exempted company with principal offices at P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Item 2. Identity and Background.

(a) The names of the persons filing this statement are Weiss Asset Management LP, BIP GP LLC, WAM GP LLC, and Andrew M. Weiss Ph.D. This statement on Schedule 13D is filed on behalf of all such Reporting Persons.

(b) The business address of each of the Reporting Persons is 222 Berkeley St, 16th Floor, Boston, MA 02116.

(c) The principal business of Weiss Asset Management LP is Investment Management. The principal business of BIP GP LLC is serving as general partner to Brookdale International Partners, L.P., a New York Limited Partnership (“BIP”). The principal business of WAM GP LLC is serving as general partner to Weiss Asset Management LP. Dr. Weiss’s principal occupation is Investment Professional.

(d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) In 2021, Weiss identified that it had inadvertently violated Rule 105 of Regulation M under the Securities and Exchange Act of 1934 in connection with several public offerings. Weiss promptly took remedial actions to prevent future violations of Rule 105 and voluntarily self-reported the violations to the SEC. Rule 105 generally prohibits purchasing an equity security from an underwriter, broker or dealer participating in a public offering if the purchaser sold short the security that is the subject of the offering during a restricted period (usually defined as five business days before the pricing of the offering), absent an exception. Rule 105 is a strict liability rule and thus applies irrespective of any intent to violate the Rule.

CUSIP No. G8807B106	13D	Page 4 of 8 Pages

On June 14, 2022, Weiss agreed to a settlement with the SEC of the self-reported inadvertent violations. Pursuant to the settlement, Weiss agreed to cease and desist from committing or causing any violations of Rule 105, disgorgement of profits on the relevant trades of $6,508,792.81, prejudgment interest of $190,210.84 and a civil money penalty of $200,000. The SEC order specifically notes that in determining the settlement, the Commission considered the remedial acts promptly undertaken by Weiss and the cooperation afforded the Commission staff.

(f) Each of BIP GP LLC and WAM GP LLC is a Delaware limited liability company. Weiss Asset Management LP is a Delaware Limited Partnership. Dr. Weiss is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares were acquired in open market purchases for an aggregate of approximately $69.4 million by: (i) BIP of which BIP GP LLC is the sole General Partner and (ii) Brookdale Global Opportunity Fund, a Cayman exempted company (“BGO” and together with BIP, the “Funds”), for which Weiss Asset Management LP acts as the Investment Manager.

The source of such funds was the working capital of the Funds.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Shares for investment, based on the Reporting Persons’ belief that the Issuer has a strong balance sheet, and that the Shares are undervalued and represent an attractive investment opportunity.

At the invitation of the Issuer, James C. Kelly, a managing director of Weiss Asset Management, has been appointed to the Board of Directors of the Issuer. See the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 11, 2023.

The Reporting Persons have had and anticipate having further discussions with officers and directors of the Issuer in connection with the Reporting Persons’ investment in the Issuer. The topics of these conversations may cover a range of issues, including those relating to the business of the Issuer, management, board composition, investor communications, operations, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation, and corporate governance. The Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners, investment professionals and other investors and may exchange information with any such persons or the Issuer pursuant to appropriate confidentiality or similar agreements (which may contain customary standstill provisions). The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss or propose such actions with the Issuer’s management and the board of directors of the Issuer, other stockholders of the Issuer, and other interested parties, such as those set out above. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing.

CUSIP No. G8807B106	13D	Page 5 of 8 Pages

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer’s board of directors, price levels of the Shares, liquidity requirements and other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional Shares or other instruments that are based upon or relate to the value of the Shares or the Issuer in the open market or otherwise, selling some or all of the securities reported herein, and/or engaging in hedging or similar transactions with respect to the Shares, including through a trading plan created under Rule 10b5-1(c) or otherwise.

Item 5. Interest in Securities of the Issuer.

The percentages set forth in Row 13 and in this Item 5 have been calculated based on 63,225,611 shares of the Issuer’s Shares issued and outstanding as of March 6, 2023, as reported in the Issuer’s Schedule 14A Definitive Proxy Statement, filed with the SEC on March 28, 2023. Each of the Reporting Persons disclaims beneficial ownership of all of the Shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be deemed an admission of beneficial ownership of any Shares for any purpose.

(a) and (b) 4,628,074 Shares, representing approximately 7.32% of the outstanding shares of the Issuer, are held by BIP. BIP GP LLC is the general partner of BIP. Weiss Asset Management LP is the investment manager of BIP. Dr. Weiss is the managing member of WAM GP LLC and in such capacity has the power to vote and dispose of such Shares.

2,828,986 Shares, representing approximately 4.47% of the outstanding shares of the Issuer, are held by BGO. Weiss Asset Management LP is the investment manager of BGO. Dr. Weiss is the managing member of WAM GP LLC and in such capacity has the power to vote and dispose of such Shares.

See Rows 7-13 of the cover page above for the aggregate number and percentage beneficially owned by each of the Reporting Persons.

(c) The Reporting Persons did not effect any transactions in the Issuer’s Shares during the past 60 days.

(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

CUSIP No. G8807B106	13D	Page 6 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

April 12, 2023

WEISS ASSET MANAGEMENT LP

BY: /S/ MARY FERRUOLO
MARY FERRUOLO, AUTHORIZED SIGNATORY

BIP GP LLC

BY: /S/ MARY FERRUOLO
MARY FERRUOLO, AUTHORIZED SIGNATORY

WAM GP LLC

BY: /S/ MARY FERRUOLO
MARY FERRUOLO, AUTHORIZED SIGNATORY

BY: /S/ MARY FERRUOLO
ATTORNEY-IN-FACT FOR ANDREW WEISS***

***

Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Form 13G/A filed by Weiss Asset Management LP on February 3, 2023 in respect of its holding in DEEP MEDICINE ACQUISITION CORP.

CUSIP No. G8807B106	13D	Page 7 of 8 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)